082-34643

RECEIVED

2007 AUG 14 A 10:28

Rule 12g3-2(b) File No. 82-5190

07025979

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date August 9, 2007
Contact Benjamin Karrer

SUPPL

~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

PROCESSED
AUG 16 2007
THOMSON
FINANCIAL

Corporate Communications

Enclosure

- **Oerlikon approves share buyback program**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Benjamin Karrer
Phone +41 58 360 97 13
Fax +41 58 360 91 93
benjamin.karrer@oerlikon.com
www.oerlikon.com

Oerlikon approves share buyback program

***Pfäffikon SZ , 9 August, 2007* – On 8 August, 2007, the Board of Directors of OC Oerlikon Corporation AG approved a share buyback program of maximum 2.59% of the share capital. The share buyback covers 366,858 registered shares (2.59% of the company's share capital) which, with the existing own stock of the company, corresponds to maximum 10% of the issued share capital and the votes.**

The share buyback program starts on 9 August, 2007 and will end at the latest on the date of the ordinary general meeting in 2009. The company reserves the right to end the buyback program at any time. No separate trading line will be opened for the share buyback program. Repurchases will be traded at market price.

For further information please contact:

Burkhard Böndel Corporate Communications Phone +41 58 360 96 05 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Frank Heffter Investor Relations Phone +41 58 360 96 22 Fax +41 58 360 98 22 ir@oerlikon.com www.oerlikon.com

Oerlikon (SWX: OERL) is among the world's most successful industrial high-tech companies focusing on machine and systems engineering. Oerlikon stands for leading industrial solutions and cutting-edge technology in textile production, thin film coating, propulsion, precision and vacuum technology. As a company with Swiss roots and a 100-year tradition, Oerlikon, with over 19,000 employees at 170 locations in 35 countries, has evolved into a global player today. The group is ranked first or second in each of its respective markets. Oerlikon's share price trebled in 2006 and its market capitalization exceeded the CHF 8.5 billion mark, which led to the company's inclusion in the European STOXX 600 index. Oerlikon was the best performing stock of the year 2006.

END